Filed with the Securities Exchange Commission on February 15, 2001

                             SEC File No. 005-34214

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                     ---------------------------------------

                               Amendment No. 2 to
                                   SCHEDULE TO

                  TENDER OFFER STATEMENT UNDER SECTION 14(d)(1)
               OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

                            SonomaWest Holdings, Inc.
                        (Name of Subject Company--Issuer)

                            SonomaWest Holdings, Inc.
                         (Name of Filing Person--Issuer)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                         (Title of Class of Securities)

                                    83567109
                      (CUSIP Number of Class of Securities)

                                  Gary L. Hess
                            SonomaWest Holdings, Inc.
                             1448 Industrial Avenue
                          Sebastopol, California 95472
                                 (707) 824-2548

  (Name, address and telephone number of persons authorized to receive notices and communications on behalf of filing persons)

                                    Copy to:

                              Roger S. Mertz, Esq.
                     Allen Matkins Leck Gamble & Mallory LLP
                       333 Bush Street, Seventeenth Floor
                      San Francisco, California 94104-2806
                                 (415) 837-1515

                            CALCULATION OF FILING FEE
               --------------------------------------------------

              Transaction valuation          Amount of filing fee
                   $3,000,000*                     $800.00

   * Estimated for purposes of calculating the amount of the filing fee only.

The amount assumes the purchase of 500,000 shares of the SonomaWest Holdings, Inc.'s common stock, at $8.00 per share, in accordance with terms of the Offer described herein. The amount of the filing fee was calculated in accordance with Rule 0-11(d) under the Securities Exchange Act of 1934.

               --------------------------------------------------

         [X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
         Amount Previously Paid:     $600.00
         Form or Registration No.:   005-34214
         Filing Party:               SonomaWest Holdings, Inc.
         Date Filed:                 January 16, 2001
         [ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer. Check the appropriate boxes below to designate any transactions to which the statement relates: [ ] third-party tender offer subject to Rule 14d-1. [X] issuer tender offer subject to Rule 13e-4.
         [X] going-private transaction subject to Rule 13e-3.
         [  ] amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT


         This Amendment No. 2 to Schedule TO (the "Statement") supplements the Tender Offer Statement on Schedule TO filed on January 16, 2001 relating to the tender offer by SonomaWest Holdings, Inc., a California corporation (the "Company"), to purchase up to 375,000 shares (or such lesser number of shares that are properly tendered) of its common stock tendered pursuant to the tender offer at a purchase price of $8.00 per share ("Offer Price"), net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letters of Transmittal.

ITEM 1. through ITEM 11.

         Item 1 through Item 11 of the Schedule TO are hereby amended and supplemented by adding the following thereto:

         On February 15, 2001, the Company issued a press release announcing the extension of the Expiration Date of the Offer to 5:00 p.m., Pacific Standard Time, on Monday, March 19, 2001. The Company also announced that it has increased the amount of shares of its common stock that it is offering to purchase to 500,000 shares. The press release is filed as an exhibit hereto and incorporated herein by reference.

         The information in the Offer to Purchase and in the related Letters of Transmittal, including all schedules and annexes thereto, is hereby expressly incorporated herein by reference, except as otherwise set forth below.

ITEM 12.  EXHIBITS.

         *(A)(1) Offer to Purchase dated January 8, 2001.

         *(A)(2) Form of Letter of Transmittal for Common Stock.

         *(A)(3) Form of Notice of Guaranteed Delivery.

         *(A)(4) Form of Letter to Brokers,  Dealers,  Commercial  Banks,  Trust
                 Companies and Other Nominees.

         *(A)(5) Form  of  Letter  to  Clients  for  use by  Brokers,  Dealers,
                 Commercial Banks, Trust Companies and Other Nominees.

         *(A)(6) Letter to Stockholders of the Company.

         *(A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

         *(A)(8) Text of Press Release  issued by the Company,  dated January 8,
                 2001.

        **(A)(9) Text of Press Release issued by the Company,  dated February 9,
                 2001.

         (A)(10) Text of Press Release issued by the Company, dated February 15, 2001.

  *Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on
   January 16, 2001.

**Previously filed with Amendment No.1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2001

                                  SONOMAWEST HOLDINGS, INC.

                                    /s/ Gary L. Hess
                                  --------------------------------------
                                  By: Gary L. Hess
                                  Title: President and Chief Executive Officer


                                EXHIBIT INDEX

         *(A)(1) Offer to Purchase dated January 8, 2001.

         *(A)(2)  Form of Letter of Transmittal for Common Stock.

         *(A)(3)  Form of Notice of Guaranteed Delivery.

         *(A)(4) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(A)(5) Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.

         *(A)(6)  Letter to Stockholders of the Company.

         *(A)(7) Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9.

         *(A)(8) Text of Press Release issued by the Company, dated January 8, 2001.

        **(A)(9) Text of Press Release issued by the Company, dated February 9, 2001.

         (A)(10) Text of Press Release issued by the Company, dated February 15, 2001.


*Previously filed with Schedule TO (file No. 005-34214) filed with the SEC on January 16, 2001.

**Previously filed with Amendment No. 1 to Schedule TO (file No. 005-34214) filed with the SEC on February 9, 2001.



                                 EXHIBIT(A)(10)
February 15, 2001

NEWS RELEASE

Contact: Gary L. Hess, President (707) 824-2548

Headline: SonomaWest Holdings Announces Extension of Tender Offer

SEBASTOPOL,  CA  ....................  SonomaWest Holdings,  Inc. (NASDAQ: SWHI)
(formerly Vacu-dry Company) today announced that it is extending the expiration date of its tender offer for shares of its common stock until 5:00 p.m., Pacific Standard Time, on Monday, March 19, 2001. The tender offer had been scheduled to expire at 5:00 p.m., Pacific Standard Time, on Thursday, February 15, 2001.

In addition, the Company announced that it has increased the amount of shares of its common stock that it is offering to buy to 500,000 shares. The Company had previously offered to buy 375,000 shares of its common stock.

SonomaWest Holdings has been advised by Continental Stock Transfer & Trust Company, the depository for the offer, that as of February 14, 2001 approximately 465,043 shares of SonomaWest Holdings common stock (approximately 31% of the outstanding shares of common stock) had been validly tendered and not withdrawn pursuant to the offer.